March 5, 2020

Chamath Palihapitiya
Chief Executive Officer
Social Capital Hedosophia Holdings Corp. III
317 University Ave, Suite 200
Palo Alto, CA 94301

       Re: Social Capital Hedosophia Holdings Corp. III
           Registration Statement on Form S-1
           February 28, 2020
           File No. 333-236776

Dear Mr. Palihapitiya:

       We have reviewed your registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Form S-1

Financial Statements, page F-1

1. We note your response to comment 1. Please revise to include the unaudited financial information in a subsequent event footnote as we continue to question why the unaudited interim financial statements are appropriate.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.
 Chamath Palihapitiya
Social Capital Hedosophia Holdings Corp. III
March 5, 2020
Page 2

        You may contact Babette Cooper at 202-551-3396 or Kristina Marrone at 202-551-3429
if you have questions regarding comments on the financial statements and related matters. Please contact Pam Howell at 202-551-3357 or David Link at 202-551-3356 with any other questions.



                                                        Sincerely,
FirstName LastNameChamath Palihapitiya
                                                     Division of Corporation
Finance
Comapany NameSocial Capital Hedosophia Holdings Corp. III
                                                     Office of Real Estate &
Construction
March 5, 2020 Page 2
cc:       Gregg A. Noel
FirstName LastName